October 15, 2006

KPMG LLP

Chartered Accountants

600 de Maisonneuve Blvd. West

Suite 1500

Montréal Québec  H3A 0A3

Autorité des marchés financiers

British Columbia Securities Commission

Alberta Securities Commission

TSX Venture Exchange

Telephone (514) 840-2100 (514) 840-2187Fax Internet www.kpmg.ca

We have read the statements made by Neptune Technologies & Bioressources Inc. in the Change of Auditor Notice dated September 25, 2006, which we understand will be filed pursuant to Section 4.11 of the National Instrument 51-102.

We agree with the statements in the Change of Auditor Notice dated September 25, 2006 concerning the non-renewal of the engagement of Raymond Chabot Grant Thornton, General Partnership and the appointment of KPMG LLP.

Yours very truly,

Chartered accountant

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative